SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)
                   Under the Securities Exchange Act of 1934


                       Mechanical Technology Incorporated
                   -----------------------------------------
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                       -------------------------------------
                        (Title of Class of Securities)

                                   583538103
                                 --------------
                                 (CUSIP Number)

                              Howard Kelberg, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004

                                 (212) 858-1334
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 April 12, 1996
                            -----------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d- 1(b)(3) or (4), check the following:   [ ]

Check the following box if a fee is being paid with this
Statement:    [ ]

                                  SCHEDULE 13D

- ------------------------

CUSIP NO.  583538103

- ------------------------
- --------------------------------------------------------------------------------
     1.    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      First Albany Companies Inc.
- --------------------------------------------------------------------------------
     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
     3.    SEC USE ONLY
- --------------------------------------------------------------------------------
     4.    SOURCE OF FUNDS
                                      WC
- --------------------------------------------------------------------------------
     5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
- --------------------------------------------------------------------------------
     6.    CITIZENSHIP OR PLACE OF ORGANIZATION
           First Albany Companies Inc. is organized under the laws
           of the State of New York
- --------------------------------------------------------------------------------
NUMBER OF SHARES            7.    SOLE VOTING POWER
                                  1,036,698 (including 909,091 which
                                  there is a right to acquire)
                          ------------------------------------------------------
BENEFICIALLY OWNED BY       8.    SHARED VOTING POWER
                                               140,000
                          ------------------------------------------------------
EACH PERSON WITH            9.    SOLE DISPOSITIVE POWER
                                  1,036,698 (including 909,091 which
                                  there is a right to acquire)
                          ------------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                                   0
- --------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           1,036,698 (including 909,091 which there is a right to
                acquire and excluding 140,000 which there is a
           right to vote pursuant to a limited purpose proxy)
- --------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES  [X}
- --------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
           29.0%
- --------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
                                CO
- --------------------------------------------------------------------------------
                                      -2-

                  The items identified below, or the particular paragraph of such items that are identified below, are amended or restated as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the original Schedule 13D.


                                  SCHEDULE 13D


Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  On September 28, 1995, First Albany purchased 101,900 Shares in the open market for an aggregate price of $95,531 ($.9375 per Share), and on January 16, 1996, First Albany purchased 25,707 Shares in the open market for an aggregate price of $16,710 ($.65 per Share). The source of funds for both purchases was working capital. On April 4, the 127,607 Shares were transferred to FAC.

                  On April 12, 1996, FAC entered into an agreement to purchase 909,091 Shares at a purchase price of $1.50 per share (subject to the price protection provisions set forth in such agreement, as described in Item 6 hereof) and certain indebtedness of the Issuer for consideration of $1.00. The source of funds to finance this purchase is also expected to be working capital.

Item 4.           Purpose of Transaction.
                  ----------------------

                  The purpose of the acquisition of securities of the Issuer described herein is to influence the Board of Directors and the management of the Issuer, to assist in the revitalization of the Issuer, and for investment. FAC intends to seek representation on the Issuer's Board of Directors.

                  On March 26, 1996, FAC received a limited purpose proxy (included as Exhibit A hereto and incorporated herein by reference) from Ford Motor Company relating to 156,250 Shares beneficially owned by Ford Motor Company and on March 28, 1996, FAC received a limited purpose proxy (included as Exhibit B hereto and incorporated herein by reference) from Atlas Copco AB relating to 140,000 Shares beneficially owned by Atlas Copco AB (collectively, the "Proxy Shares"). Such proxies authorized FAC to vote such Shares at the Issuer's 1996 Annual Stockholders Meeting scheduled for March 28, 1996 (and, in the case of the proxy from Atlas Copco AB, at any adjournment thereof) for an adjournment of such meeting. Without a formal vote of stockholders (and therefore, without exercise of such proxies), the Issuer's 1996 Annual Stockholders Meeting has been adjourned to May 16, 1996.

                  On April 12, 1996, FAC entered into a Purchase Agreement (as described in Item 6 below), pursuant to which FAC, subject to the satisfaction of certain conditions, will purchase 909,091 Shares and the Purchased Debt (as defined below). In connection with negotiating the foregoing and FAC's request for approval of such transactions by the Board of Directors of the Issuer pursuant to Section 912 of the New York Business Corporation Law, FAC has delivered letters to the Board of Directors of the Issuer and to a board member (attached as

Exhibits C, D, E and F hereto and incorporated by reference herein (collectively, the "Board Correspondence")), as described in Item 6 below. The Board Correspondence sets forth, among other things, that FAC plans (based on the current economic condition of the Issuer) to assist in the revitalization of the Issuer by enhancing the Issuer's balance sheet through the ultimate infusion of approximately $2,000,000 in new equity. FAC also plans to maintain the Issuer as a viable going concern that provides jobs and economic opportunities in the New York capital region. FAC also intends, through the contemplated stock and debt purchases, to act in the best interests of the Issuer and does not intend to strip the assets of the Issuer, do a leveraged buyout, squeeze out minority shareholders or merge the Issuer with FAC or any of its subsidiaries. Reference is made to Item 6 hereof and the copies of the Board Correspondence attached hereto and incorporated by reference herein for additional information regarding the Board Correspondence.

                  Prior to entering into the Purchase Agreement, FAC was advised by the Issuer that the Board of Directors of the Issuer had approved the purchases contemplated by the Purchase Agreement. A copy of the resolution of the Issuer approving the purchases is attached as Exhibit H hereto and incorporated by reference herein.

                  From time to time, FAC has engaged in discussions with the Issuer, its officers and directors and other significant shareholders relating to the Issuer's policies, management, directors, business, operations, financial condition, strategies and other developments, and FAC intends to engage in such discussions in the future. FAC intends to discuss with the officers and directors of the Issuer and certain other significant shareholders changes in the present Board of Directors and the designation of certain persons to serve as members of the Board of Directors as representatives of FAC, to be considered and acted upon at the adjourned 1996 Annual Stockholders Meeting on May 16, 1996.

                  From time to time, FAC may buy or sell additional Shares, on the open market, in private negotiated purchases, from the Issuer or otherwise.

                  Notwithstanding the foregoing, as a significant shareholder of the Issuer and through any representation that it may have on the Issuer's Board of Directors, FAC may consider, from time to time, (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) material changes in the present capitalization or dividend policy of the Issuer,
(iv) other material changes in the Issuer's business or corporate structure, (v) changes in the Issuer's charter and bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized in an inter-dealer quotation system of a registered national securities association, (vii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (viii) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a) FAC is the direct beneficial owner of 127,607 Shares. On March 26, 1996, FAC became the beneficial owner of an additional 156,250 Shares by acquiring a limited purpose proxy (which, by its terms, is no longer effective) from Ford Motor Company and on March 28, 1996, became the beneficial owner of an additional 140,000 Shares by acquiring a limited purpose proxy from Atlas Copco AB, in each case limited to vote the respective Proxy Shares at the Issuer's 1996 Annual Stockholders Meeting, scheduled for March 28, 1996 (and, in the case of the proxy from Atlas Copco AB, at any adjournment thereof) for adjournment of such meeting. As of April 12, 1996, FAC is deemed to be the beneficial owner of an additional 909,091 Shares by acquiring the right to purchase such Shares pursuant to the Purchase Agreement described in Item 6 below. The foregoing Shares in the aggregate (excluding the Proxy Shares) constitute approximately 29.0% of the outstanding Shares of the Issuer.

                  (b) FAC has the sole power to direct the vote and disposition of all Shares directly owned by it as described in paragraph (a), and upon consummation of the purchases contemplated by the Purchase Agreement, will also have (and is currently deemed to have) the power to direct the vote of the 909,091 Shares to be purchased thereunder. FAC's ability to direct the vote of the Proxy Shares is limited to the power to vote the 140,000 Shares owned by Atlas Copco AB for adjournment of the Issuer's 1996 Annual Stockholders Meeting. Atlas Copco AB retains sole power to direct the vote (other than with respect to such adjournment) and the disposition of its Proxy Shares. The limited purpose proxy delivered by Ford Motor Company to FAC is no longer effective by its terms and, accordingly, FAC no longer has the ability to direct the vote of the Proxy Shares owned by Ford Motor Company.

                  (c) Except as described Items 3, 4, 5 and 6 hereof, neither FAC nor any Executive Officer and Director has effected any transactions in Shares during the past 60 days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares, other than the Proxy Shares, which power is retained by Ford Motor Company and Atlas Copco AB, respectively.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.
                  ------------------------------------------------------

                  FAC received limited purpose proxies from Ford Motor Company (which is no longer effective by its terms) and Atlas Copco AB to vote for adjournment of the Issuer's 1996 Stockholders Meeting.

                  FAC has entered into a Stock and Debt Purchase Agreement (the "Purchase Agreement," a copy of which is attached hereto as Exhibit G and incorporated by reference herein) dated as of April 12, 1996 with the New York Superintendent of Insurance, as Liquidator (the "Liquidator") of United Community Insurance Company ("UCIC") to purchase (i) 909,091 Shares at a purchase price of $1.50 per share and (ii) certain rights in $3,000,000 principal amount (plus accrued and unpaid interest) of indebtedness, in respect of which the Issuer is an obligor, for consideration of $1.00 (the "Purchased Debt"). Certain officers and directors of the Issuer had been officers or directors of UCIC.

                  On April 17, 1996, in connection with its oversight of the liquidation proceedings of UCIC and at the recommendation of the Liquidator, the Supreme Court of the State of New York, Fourth Judicial District, issued an order approving the Purchase Agreement, as required by applicable law.


                  Pursuant to the Purchase Agreement, FAC has agreed that if it or any of its affiliates purchases any Shares directly from the Lawrence Group, Inc. (of which UCIC had been a wholly-owned subsidiary), or any affiliates or subsidiaries thereof, within six months after the closing date, FAC will pay the Liquidator the difference between the per share price paid to such entity and $1.50, multiplied by 909,091 Shares.

                  FAC's obligations to consummate the transactions contemplated by the Purchase Agreement are subject to satisfaction of certain conditions, including (i) satisfactory review of an accurate and current assessment of environmental issues affecting the Issuer or any real property owned by it, reflecting no environmental liabilities that will or can exceed $100,000 (excluding amounts already reserved for), (ii) substantial resolution of certain pending threatened criminal proceedings against the Issuer's UTE subsidiary,
(iii) substantial resolution of the bankruptcy proceedings pending against the Issuer's UTE subsidiary, (iv) satisfactory completion of FAC's due diligence and
(v) certain other customary conditions specified in the Purchase Agreement.

                  The  Liquidator's  obligations to consummate the  transactions contemplated under the Purchase Agreement are subject to the accuracy of the representations and warranties of FAC made in the Purchase Agreement, performance by FAC of its obligations under the Purchase Agreement and payment under the Purchase Agreement.

                  In connection with the Purchase Agreement, on the closing date, FAC has the right to receive an irrevocable written proxy to vote the Shares (the form of which is attached as an exhibit to the Purchase Agreement), at any shareholders meeting, including but not limited to the Issuer's 1996 Annual Stockholder's meeting, and any adjournments thereof. Such proxy shall expire by its terms on March 28, 1997 unless otherwise extended by the express written consent of the parties to the Purchase Agreement.

                  In connection with its negotiations of the Purchase Agreement and FAC's request for approval of such transactions by the Board of Directors of the Issuer pursuant to Section 912 of the New York Business Corporation Law, on March 28, 1996, FAC delivered a letter to the Board of Directors (attached as Exhibit C hereto and incorporated herein by reference), in which, among other things, FAC expressed its plans to assist in the revitalization of the Issuer. On March 28, 1996, FAC also delivered a similar letter to a board member (attached as Exhibit D hereto and incorporated herein by reference), on April 3, 1996, FAC delivered an additional letter to the Board of Directors (attached as Exhibit E hereto and incorporated herein by reference) and on April 11, 1996, FAC delivered an additional letter to the Board of Directors (attached as Exhibit F hereto and incorporated herein by reference).

                  In the letter dated April 3, 1996, FAC represented, among other things, that it is its intention to assist in the recapitalization of the Issuer in order to preserve and enhance the economic benefits it brings to the New York capital region. FAC indicated that is not its intention to enter into any transactions with the Issuer other than to negotiate a restructuring or refinancing of the purchased indebtedness and, specifically, that FAC shall not
(i) merge with the Issuer, (ii) cause the consolidation of the Issuer into FAC or any of its subsidiaries or (iii) participate as a principal in the sale or lease of greater than 10% of the assets of the Issuer. FAC also represented that if the Issuer and the Board of Directors determine that a rights offering is in the best interests of the Issuer and its shareholders, FAC shall either abstain or recuse itself from any vote of shareholders or, if it is represented on the Board of Directors, any vote of the directors, on such an issue.

                  In the same letter, the Issuer also indicated that, in negotiating and discussing any restructuring of the indebtedness that it is negotiating to purchase, FAC will consider certain options, including (i) restructuring such debt on terms and conditions more favorable than currently exist and on terms and conditions at least comparable to those existing in the marketplace at the time of the restructuring, (ii) conversion of the debt to preferred stock, (iii) conversion of the debt to common stock (at a per share price of not less than $1.50 per share) and (iv) some combination of the options that the Issuer or the Board presents. The letter indicates that any restructuring would be subject to the approval by a majority of disinterested directors of the Board of Directors. The letter also indicates that FAC will propose raising approximately $2 million in equity pursuant to a private placement.

                  In the letter dated April 11, 1996, FAC reiterated and represented, among other things, that it is not its intention to enter into any transactions with the Issuer other than to negotiate a restructuring or refinancing of the Purchased Debt and shall not (i) merge with the Issuer, or cause the Issuer to merge or to be merged with any of its subsidiaries or affiliates, (ii) cause the consolidation of the Issuer into FAC or any of its subsidiaries or affiliates or (iii) participate as a principal in the sale or lease of greater than ten percent of the assets of the Issuer.

                  In the letter of April 11, FAC indicated that should the Issuer and the Board of Directors determine that a preemptive rights offering is in the best interests of the Issuer and its shareholders in connection with a conversion of the Purchased Debt to equity or the offer of additional common stock of the Issuer in a private placement to accredited investors, FAC shall either abstain or recuse itself from any vote of shareholders or, should FAC be represented on the Board of Directors, any vote of the directors, on such an issue.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

         Exhibit A -         Limited  purpose  proxy  of Ford  Motor
                             Company (Incorporated by reference to the Original Schedule 13D of FAC, as filed April
                             5, 1996 (the "Original Filing")).

         Exhibit B -         Limited purpose proxy of Atlas Copco AB
                             (Incorporated by reference to the Original
                             Filing).

         Exhibit C -         Letter from FAC to the Issuer's Board of
                             Directors,     dated    March    28,    1996
                             (Incorporated  by  reference to the Original
                             Filing).

         Exhibit D -         Letter from FAC to Issuer Board Member, dated
                             March 28, 1996 (Incorporated by reference to the Original Filing).

         Exhibit E -         Letter from FAC to Issuer Board Member, dated
                             April 3, 1996 (Incorporated by reference to the Original Filing).

         Exhibit F -         Letter from FAC to the Issuer's Board of
                             Directors, dated April 11, 1996.

         Exhibit G -         Agreement for the Purchase of Stock and Debt
                             by and between FAC and the Liquidator, dated as of April 12, 1996 (Confidential Treatment
                             Requested).

         Exhibit H -         Resolution of the Issuer's Board of Directors,
                             approving the purchases under the Purchase
                             Agreement, pursuant to Section 912 of the N.Y.
                             Business Corporation Law.

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  April 19, 1996                   FIRST ALBANY COMPANIES INC.



                                         By: /s/ MICHAEL R. LINDBURG
                                         Name:   Michael R. Lindburg
                                         Title:  Secretary

                               EXHIBIT INDEX


     Exhibit A -      Limited  purpose  proxy of Ford Motor Company
                      (Incorporated   by   reference  to  the  Original
                      Filing).

     Exhibit B -      Limited purpose proxy of Atlas Copco AB.
                      (Incorporated by reference to the Original Filing).

     Exhibit C -      Letter  from  FAC to the  Issuer's  Board of
                      Directors, dated March 28, 1996 (Incorporated by reference to the Original Filing).

     Exhibit D -      Letter from FAC to Issuer Board Member, dated
                      March 28, 1996 (Incorporated by reference to the Original Filing).

     Exhibit E -      Letter from FAC to Issuer Board Member, dated
                      April 3, 1996 (Incorporated by reference to the Original Filing).

     Exhibit F -      Letter from FAC to the Issuer's Board of Directors,
                      dated April 11, 1996.

     Exhibit G -      Agreement for the Purchase of Stock and Debt by and
                      between FAC and the Liquidator, dated as of April 12, 1996 (Confidential Treatment Requested).

     Exhibit H -      Resolution of the Issuer's Board of Directors,
                      approving the purchases under the Purchase
                      Agreement, pursuant to Section 912 of the N.Y.
                      Business Corporation Law.

                                                                  Exhibit F



                                                 April 11, 1996



Board of Directors
Mechanical Technology Incorporated ("MTI")
968 Albany-Shaker Road
Latham, New York 12110

Dear Member of the Board:

     This letter is intended to be read in context with our letters of March 28, 1996 to the Board of Directors of MTI and Mr. Dennis O'Connor; and is further intended to clarify First Albany's intentions and plans as presented at the meeting with the Board of Directors of MTI on March 28, 1996; and to respond to concerns which have been expressed to us since that time.

     Accordingly, First Albany represents and reiterates that:

     1. It is our intention to acquire the referenced shares of MTI common stock and the Claim Participation Agreement for the purposes of investments to be held in our corporate account. It is further our intention to assist in the recapitalization of MTI in order to preserve and enhance the economic benefits it brings to the capital region. Such a recapitalization has been and remains a publicly stated objective of MTI's management and presumably its Board of Directors.

     It is not our intention to enter into any transactions with the Company other than to negotiate a restructuring or refinancing of the Claim Participation Agreement as referenced below. Specifically, First Albany shall not (a) merge with the Company, or cause the Company to merge or to be merged with any of its subsidiaries or affiliates; (b) cause the consolidation of the Company into First Albany or any of its subsidiaries or affiliates; or (c) participate as a principal in the sale or lease of greater than ten percent of the assets of the Company.

     2. Should the Company and the Board of Directors determine that a rights offering is in the best interests of the Company and its shareholders in connection with a conversion of the Claim Participation Agreement to equity or the offer of additional common stock of the Company in a private placement to accredited investors, First Albany shall either abstain or recuse itself from any vote of shareholders or, should we be represented on the Board of Directors, any vote of the directors, on such an issue.

     3. With respect to negotiations and discussions concerning restructuring of the debt evidenced by the Claim Participation Agreement, First Albany shall consider certain options, to include, but not limited to: (a) restructuring of the debt on terms and conditions more favorable than currently exist pursuant to the Claim Participation Agreement as amended and on terms and conditions that are at least comparable to those existing in the marketplace at the time of the restructuring; (b) conversion of the debt to preferred stock; (c) conversion of the debt to common stock provided however, that the per share price of such stock shall not be less than $1.50 per share; (d) some combination of the options that the Company or the Board may present for consideration by First Albany. Any agreement as to the restructuring of the Debt shall be subject to the approval by a majority of disinterested directors of the Board.

     4. First Albany shall propose that approximately $2 million in equity be raised pursuant to a private placement to not more than thirty accredited investors. First Albany is aware of a significant level of interest in such a private placement and is prepared to move ahead to solicit such investors immediately upon an agreement with the Board of Directors on the terms, conditions and pricing of such an offering. Such proposal shall be subject to approval by a majority of disinterested directors of the Board.

     We believe the foregoing representations should convince the Board that approval of First Albany's contemplated stock and debt acquisition, pursuant to
Section 912 of the Business Corporation Law, is in the best interests of the Company. Furthermore, upon receipt of your approval we are prepared to begin discussions and serious negotiations immediately with the Board or its management designees to accomplish the objectives and representations stated.

     We look forward to your prompt request and remain available to meet with you to answer any additional questions.

                                                          Sincerely,

                                                          /s/ GEORGE C. McNAMEE

                                                          George C. McNamee
                                                          Chairman

                                                                   Exhibit G











                          AGREEMENT FOR THE PURCHASE OF

                                 STOCK AND DEBT

                                 BY AND BETWEEN

                          FIRST ALBANY COMPANIES, INC.

                                       AND

              SUPERINTENDENT OF INSURANCE OF THE STATE OF NEW YORK

                                  AS LIQUIDATOR

                      OF UNITED COMMUNITY INSURANCE COMPANY








                           Dated as of April 12, 1996

                        STOCK AND DEBT PURCHASE AGREEMENT


     THIS STOCK AND DEBT PURCHASE AGREEMENT (the "Agreement") is made as of the 12th day of April, 1996, by and between First Albany Companies, Inc., a New York corporation (the "Purchaser"), and the Superintendent of Insurance of the State of New York as Liquidator of, United Community Insurance Company ("Liquidator").

                                    RECITALS

     1. United Community Insurance Company ("UCIC"), a wholly-owned subsidiary of the Lawrence Insurance Group, Inc., a New York corporation (the "LIG"), is record owner of 909,091, shares of Common Stock (the "UCIC Shares") of Mechanical Technology Incorporated, a New York Corporation (the "Corporation"), which shares constitute approximately twenty-five percent (25%) of the issued and outstanding stock of the Corporation. On November 10, 1995, with the consent of LIG (as the sole shareholder of UCIC), an Order of Liquidation of UCIC was entered in the Supreme Court of the State of New York, Schenectady County (a copy of which, together with a Certificate of Authority, is attached hereto as Exhibit A). The Order of Liquidation adjudicated UCIC insolvent, and authorized the Liquidator to take possession of the property and liquidate its business and affairs. The Order of Liquidation (which incorporates Article 74 of the New York Insurance Law) includes the authority of the Liquidator to sell all real and personal property of UCIC, including the UCIC Shares, the Guaranteed Claim Participation Agreement, the Term Loan and Term Note and the

Collateral (all as defined below), on such terms and conditions as in his discretion he deems to be in the best interest of the creditors of UCIC.

     2. UCIC is a party to a Term Loan and Security Agreement, entered into on December 21, 1993, between First Commercial Credit Corp., a New York corporation ("FCCC") and UCIC, whereby UCIC loaned FCCC the sum of Five Million and 00/100 Dollars ($5,000,000) (the "Term Loan") evidenced by a Term Note (the "Term
Note"), and secured by a perfected security interest in FCCC's accounts, inventory, general intangibles, chattel paper, cash equivalents, documents, and instruments, whether or not specifically assigned, including without limitation, all notes receivable (which includes the Guaranteed Claim Participation Agreement, the Modification Agreement and the Settlement Agreement, in each case as hereinafter defined) (the "Collateral"). On December 21, 1993, FCCC entered into a Claim Participation Agreement, between United Telecontrol Electronics, Inc., a New Jersey corporation ("UTE"), the Corporation, and FCCC, whereby FCCC used Three Million Dollars ($3,000,000) of the proceeds of the Term Loan to purchase the right to participate in the proceeds of a certified claim held by UTE against the Department of the Air Force, Aeronautical Systems Division, under Contract No. F08635-90-C-0196, in the total amount of Seven Million Nine Hundred Seventy One Thousand Three Hundred and Fifty One Dollars ($7,971,351). In exchange, UTE agreed to repay FCCC Three Million Dollars ($3,000,000), plus certain participation payments, to be secured by the corporate guarantee of the Corporation as parent of UTE (the "Guaranteed Claim Participation

Agreement"). On December 14, 1994, after default by UTE, FCCC and the Corporation entered into a modification of the Guaranteed Claim Participation Agreement whereby the calculation of certain amounts due FCCC were reduced in exchange for the Corporation's agreement to make certain payments to FCCC (the "Modification Agreement"). On April 8, 1994, UTE filed for protection under chapter 11 of the Bankruptcy Code. Under the aegis of the Bankruptcy Court and with its approval by order of August 18, 1995, FCCC, UTE and the Corporation reached a settlement whereby UTE paid FCCC certain amounts in settlement of all its obligations under the Guaranteed Claim Participation Agreement, as modified, and, FCCC and the Corporation restructured the remaining obligations under the Guaranteed Claim Participation Agreement, as modified, to make the Corporation a direct obligor, reduce the interest rate, provide for the accrual of certain interest payments and extend the repayment date (the "Settlement Agreement").

     3. [CONFIDENTIAL TREATMENT REQUESTED]

     4. The Seller has agreed to sell the UCIC Shares to the Purchaser under the terms and conditions set forth in this Agreement.


     5. The Seller has agreed to [CONFIDENTIAL TREATMENT REQUESTED] under the terms and conditions set forth in this Agreement.

     NOW THEREFORE, in consideration of the recitals, the premises, the mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Definitions. The following terms as used herein have the following respective meanings:

     1.1 "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

     1.2 "Closing" and "Closing Date" have the meaning given in Section 2.3 hereof.

     1.3 "Collateral" has the meaning given in paragraph 2 of the recitals to this Agreement.

     1.4 "Common Stock" means the Common Stock, $1.00 par value, of the Corporation as described in the Certificate of Incorporation of the Corporation.

     1.5 "Corporation" means Mechanical Technology Incorporated, a New York Corporation.

     1.6 "FCCC" means First Commercial Credit Corp.

     1.7 "Guaranteed Claim Participation Agreement" has the meaning given in paragraph 2 of the recitals to this Agreement.

     1.8 "Liquidator" means the Superintendent of Insurance of the State of New York as court appointed Liquidator of UCIC.

     1.9 "Modification Agreement" has the meaning given in paragraph 3 of the recitals to this Agreement.

     1.10 [CONFIDENTIAL TREATMENT REQUESTED]

     1.11 [CONFIDENTIAL TREATMENT REQUESTED].

     1.12  "Person"  means  an  individual,  corporation,   partnership,  trust,
organization, association, governmental body or agency, or other entity.

     1.13 "Proxy" means the irrevocable written proxy, attached hereto as Exhibit B, to vote the UCIC Shares, at any shareholders meeting, including but not limited to, the Annual Meeting of the Shareholders scheduled on March 28, 1996, as adjourned to May 16, 1996, and any adjournments thereof. Such Proxy shall expire by its own terms on March 28, 1997, unless otherwise extended by the express written consent of the parties to this Agreement.

     1.14 "Purchase Price" has the meaning given in Section 2.2 hereof.

     1.15 [CONFIDENTIAL TREATMENT REQUESTED].

     1.16 [CONFIDENTIAL TREATMENT REQUESTED].

     1.17 "Purchaser" means First Albany Companies, Inc.

     1.18 "Security Agreement" has the meaning given in paragraph 3 of the recitals to this Agreement.

     1.19 "Subsidiary" means with respect to any corporation, partnership, trust organization, association, governmental body or agency, or other entity, any other corporation, partnership, trust organization, association, governmental body or agency, or other entity, directly or indirectly controlled by such corporation, partnership, trust organization, association, governmental body or agency, or other entity. The term "control" means the possession, directly or indirectly, of the power, whether or not exercised, to direct or cause the direction of the management and policies of any corporation, partnership, trust organization, association, governmental body or agency, or other entity, whether through ownership of voting securities, by contract or otherwise.

     1.20 "Term Loan" has the meaning given in paragraph 2 of the recitals to this Agreement.

     1.21 [CONFIDENTIAL TREATMENT REQUESTED].

     1.22 "Term Note" has the meaning given in paragraph 2 of the recitals to this Agreement.

     1.23 "UCIC" means United Community Insurance Company.

     1.24 "UCIC Shares" has the meaning given in paragraph 1 of the recitals to this Agreement.

     1.25 "UTE" means United Telecontrol Electronics, Inc.

     2. Purchase.

     2.1 Proxy. In consideration for entering into this Agreement, Seller agrees to convey the Proxy to Purchaser as of the Closing Date.

     2.2 Purchase. The Purchaser, intending to be legally bound, hereby agrees to purchase the UCIC Shares, and [CONFIDENTIAL TREATMENT REQUESTED], on and subject to the terms and conditions stated herein. Purchaser shall acquire a) the UCIC Shares for $1.50 per share, for each of the 909,091 shares, and b) the Purchased Obligations for $1.00, for a total purchase price of $1,363,637.50 (the "Purchase Price").

     2.3 Closing. The closing of the purchase and sale of the UCIC Shares and Purchased Obligations (the "Closing") shall occur at the executive offices of Purchaser on a date and at a time to be agreed upon by the parties, which in no event shall be later than the second business day after all conditions to Closing set forth in Section 3 hereof have been met or waived by Purchaser, or on such later date as agreed upon by the parties (the "Closing Date"). At the Closing, (a) the Purchaser shall (i) pay the Purchase Price by a wire transfer of immediately available funds to an account designated by the Liquidator and (ii) [CONFIDENTIAL TREATMENT REQUESTED] and (b) the Liquidator shall deliver certificates representing the UCIC Shares duly endorsed in blank with all stock transfer tax stamps, if any, required to be affixed thereto, and either (i) [CONFIDENTIAL TREATMENT REQUESTED] The Liquidator will take all such further action and execute and deliver such further documents as Purchaser may reasonably request to implement fully the sale of the UCIC shares and [CONFIDENTIAL TREATMENT REQUESTED]. Liquidator shall be responsible for payment of any and all taxes or fees payable in conjunction with the transaction contemplated by this Agreement. Both parties shall be responsible for their own legal and accounting fees in connection with the transaction contemplated by this Agreement.

     2.4 Price Protection. Purchaser agrees that if Purchaser, its successors or assigns, or any of its Affiliates, purchases any shares of the Corporation directly from the LIG, or any Affiliates or Subsidiaries thereof (each a "Lawrence Entity") within six (6) months after the Closing Date, for a purchase price of greater than $1.50 per share, Purchaser will pay the Liquidator the difference between the per share price paid to any Lawrence Entity and $1.50, multiplied by 909,091 shares.

     2.5 Liquidator's Obligations with respect to the Purchased Obligations. [CONFIDENTIAL TREATMENT REQUESTED]

     3. Conditions to Closing.

     3.1 Obligations of the Purchaser. The obligation of the Purchaser on the Closing Date to accept and pay for the UCIC Shares and the Purchased Obligations is subject to the contemporaneous or prior satisfaction of the following conditions in subsections 3.1.1 through 3.1.4, any of which will be deemed waived by the Purchaser if the Purchaser has not notified the Liquidator, in writing, on or before May 5, 1996, that such conditions or any of them have not been met to Purchaser's satisfaction:

     3.1.1 Environmental Review. Satisfactory review of an accurate and current assessment of environmental issues affecting the Corporation or any real property owned by the Corporation (an "Environmental Assessment") acceptable in all respects to the Purchaser and which reflects no environmental liabilities that will or can exceed One Hundred Thousand Dollars ($100,000) (such amounts to exceed any amounts already reserved for, as reflected in the Corporation's most recent audited financial statements).

     3.1.2 Criminal Actions. Substantial resolution, in a manner satisfactory to the Purchaser, of any and all pending or threatened criminal proceedings against UTE.

     3.1.3 Bankruptcy. Substantial resolution, in a manner satisfactory to the Purchaser, of the bankruptcy proceedings of UTE currently pending before the Federal Bankruptcy Court in New Jersey.

     3.1.4 Due Diligence. Purchaser shall have satisfactorily completed its investigation of the business, assets and financial condition of the Corporation and its Subsidiaries in connection with the transactions contemplated hereby and shall have been satisfied with such results. Purchaser agrees to complete its due diligence by May 5, 1996.

     3.2 Further Obligations of the Purchaser. The obligation of the Purchaser on the Closing Date to accept and pay for the UCIC Shares and the Purchased Obligations is also subject to the contemporaneous or prior satisfaction of the following conditions, any of which may be waived by the Purchaser in writing at any time prior to the Closing:

     3.2.1 Opinion of Liquidator's Counsel. The Purchaser shall have received from Lowenthal, Landau, Fischer & Bring, counsel for Liquidator, an opinion dated as of the Closing, as to the due authorization, validity and enforceability of this Agreement and the

Proxy, which opinion may be given solely in reliance upon the Order of Liquidation and the Certificate of Authority.

     3.2.2 Representations and Warranties are True and Correct. The representations and warranties of Liquidator contained herein shall be true and correct in all material respects when made and (unless made as of a specific date) at and as of the Closing Date, except to the extent of changes caused by the transaction expressly contemplated herein.

     3.2.3 Performance. Liquidator shall have performed and complied in all material respects with all agreements on its part to be performed or complied with, at or prior to the Closing.

     3.3 Obligation of Liquidator. The obligation of Liquidator on the Closing Date to sell the UCIC Shares and the Purchased Obligations to the Purchaser shall be subject to the contemporaneous or prior satisfaction of the following conditions, any of which may be waived by Liquidator in writing at any time at or prior to the Closing:

     3.3.1 Representations and Warranties. The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects when made and (unless made as of a specific date) at and as of the Closing Date, except to the extent of changes caused by the transaction expressly contemplated herein.

     3.3.2 Performance. Purchaser shall have performed and complied in all material respects with all agreements on its part to be performed or complied with, at or prior to the Closing.

     3.3.3 Delivery of Payment. Purchaser is prepared to deliver the Purchase Price by a wire transfer of immediately available funds to an account designated by the Liquidator.

     4. Representations and Warranties of Liquidator. Liquidator, by its execution of this Agreement, represents and warrants to, and agrees with, the Purchaser as of the date hereof and (unless made as of a specific date) as of the Closing Date that:

     4.1 Due Authorization, Binding Effect. Each of this Agreement, the Proxy [CONFIDENTIAL TREATMENT REQUESTED], has been duly authorized, executed and delivered by the Liquidator and constitutes the valid and legally binding obligation of the Liquidator enforceable against the Liquidator in accordance with its terms, subject to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; the Liquidator is empowered, authorized and qualified to sell the UCIC Shares; and [CONFIDENTIAL TREATMENT REQUESTED]; and grant the Proxy; and the person signing this Agreement, the Proxy [CONFIDENTIAL TREATMENT REQUESTED] on behalf of the Liquidator has been duly authorized by the Liquidator and to the extent necessary, by the Supreme Court, Schenectady County, to do so.

     4.2 Approvals, Consents, Etc. All approvals, consents, orders, authorizations, designations, registrations, declarations, or filings of or with any federal, state or local governmental or public agency, authority or court, required in connection with the execution and delivery of this Agreement, the Proxy [CONFIDENTIAL TREATMENT REQUESTED], sale of the UCIC Shares, [CONFIDENTIAL TREATMENT REQUESTED], and any other transactions contemplated by or incidental to this Agreement, have been obtained by the Liquidator or will have been obtained at or prior to the Closing.


     4.3 Title to and Authority to Transfer Common Stock. The UCIC Shares are owned of record by UCIC and are fully paid and nonassessable. The Liquidator has the authority under the Order of Liquidation to sell all real and personal property of UCIC, including the UCIC Shares. The Liquidator agrees that as of the Closing Date, it will have released any and all liens, pledges, encumbrances, claims, or counterclaims, of any kind or nature whatsoever, that it might have with respect to the UCIC Shares. At the Closing, Liquidator will convey all of its rights, title and interest in and to the UCIC Shares.

     4.5 [CONFIDENTIAL TREATMENT REQUESTED]

     4.7 The Liquidator's Power and Authority. The Liquidator has full power and authority, pursuant to the Order of Liquidation, by and on
behalf  of  UCIC,  to  sell  the  UCIC  Shares,   [CONFIDENTIAL   TREATMENT
REQUESTED], and to grant the Proxy to the Purchaser. At the Closing, the Liquidator has full power and authority, and has all necessary approvals from any Court, and any other necessary approvals to enter into this Agreement, the Proxy [CONFIDENTIAL TREATMENT REQUESTED], and to effect the transactions contemplated by such agreements.

     4.8 No Implied Representation. Purchaser agrees that neither Liquidator, nor any director, officer, employee or agent thereof, is making, or has made, any representation, express or implied, other than those expressly set forth in this Agreement [CONFIDENTIAL TREATMENT REQUESTED].

     5. Representation, Warranties and Agreements of the Purchaser. By execution of this Agreement, the Purchaser hereby represents and warrants to, and agrees with Liquidator as of the date hereof and (unless made as of a specific date) as of the Closing Date that:

     5.1 Due Authorization, Binding Effect. This Agreement has been duly authorized, executed and delivered by the Purchaser and constitutes the valid and legally binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors rights and to general equity principals; the Purchaser is empowered, authorized and qualified to purchase the UCIC shares [CONFIDENTIAL TREATMENT

REQUESTED]; and the person signing this Agreement on behalf of the Purchaser has been duly authorized by the Purchaser to do so.

     5.2 Payment. Purchaser, as of the Closing, shall have immediately available funds for the payment of the purchase price to Liquidator.

     6. [CONFIDENTIAL  TREATMENT REQUESTED]

     7. Survival of Agreements, Etc. All agreements, representations and warranties contained herein or made in writing by or on behalf of the Liquidator or the Purchaser in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement and the Closing, and shall continue to be binding on the party making such agreement, representation or warranty, notwithstanding any investigation at any time made by the Purchaser, the Liquidator, the purchase of the UCIC Shares by the Purchaser, [CONFIDENTIAL TREATMENT REQUESTED], or the completion of the Closing hereunder.

     8. Notices, Etc. All notices and other communications hereunder shall be in writing and shall be deemed given (i) if personally delivered, on the date of delivery if such day is a business day or on the first business day after the date of delivery if the delivery date is not a business day; (ii) if given by regular or certified mail, return receipt requested, postage prepaid, on the earlier of the date received or the third business day after the date mailed; or
(iii) if given by overnight courier, on the next business day after the date such notice is sent; or (iv) if given by facsimile, on the date receipt of such notice is confirmed. All notices shall be addressed as follows:


  To Purchaser:

     First Albany Companies, Inc.
     30 South Pearl Street
     Albany, New York 12207

     Fax No.: (518) 447-8068


  With a copy to:

     Michael Whiteman, Esq.
     Whiteman Osterman & Hanna
     One Commerce Plaza
     Albany, New York 12260

     Fax No.:  (518) 487-7777

  To Liquidator:

     The New York State Liquidator of Insurance as Liquidator of United Community Insurance Company:

     Dino Venuto,  Esq.
     Attorney for the Liquidator
     New York State Insurance
     Department  Liquidation  Bureau
     123 William Street
     New York, NY 10038

  With a copy to:

     Lowenthal, Landau, Fischer & Bring
     250 Park Avenue
     New York, New York 10177
     Attention: Jeffrey A. Moerdler, Esq.


or to such other address, or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

     9. Miscellaneous. This Agreement shall be binding upon and inure to the benefit of and be enforceable by and against the respective successors and assigns of the parties hereto, whether so expressed or not. Purchaser may assign its rights and obligations under this Agreement to one or more of its Affiliates. This Agreement embodies the entire agreement and understanding among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any conflict or choice of law rules. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement is not transferable or assignable by the Purchaser, except to its Affiliates and except as may be provided herein.

     10. Confidentiality. Both parties agree that this Agreement shall remain confidential until [CONFIDENTIAL TREATMENT REQUESTED] November 1, 1996.

     IN WITNESS WHEREOF, the Purchaser and the Liquidator have executed this Stock and Debt Purchase Agreement on this 12th day of April, 1996.

                                            First Albany Companies, Inc.


                                            By:_/s/ Alan Goldberg______
                                            Name: _____________________
                                            Title: ____________________


                                            Superintendent of Insurance
                                            of the State of New York as
                                            Liquidator of United Community
                                            Insurance Company:


                                            By: /s/ Andrew A. Alberti___
                                            Name: ______________________
                                            Title: _____________________

                                                                      Exhibit H

                       MECHANICAL TECHNOLOGY INCORPORATED

                       Certificate of Assistant Secretary

         I, M. Sheila Lamb, Assistant Secretary of Mechanical Technology, Incorporated, a New York Corporation with offices at 968 Albany-Shaker Road, Latham, New York, do hereby CERTIFY:

         That, at the Board of Directors Special Meeting of said Corporation held on April 11, 1996 at Company Headquarters, Latham, New York, at which a 100% quorum was present, either in person or by telephone, and acting throughout with full authority, the following resolution was duly adopted and is now in full force and effect:

         WHEREAS, by letters dated March 28, 1996 and April 3, 1996, First Albany Corporation ("First Albany") has requested that the Board of Directors of the Company consent to the purchase of stock and the acquisition of an obligation evidenced by a Claim Participation Agreement in the amount of approximately $4,000,000 ("Debt"), as more fully described in such letters, and

         WHEREAS, the Board considered this request at its meeting of March 28, 1996, and directed that R. Wayne Diesel, its President and Chief Executive Officer, and counsel pursue other options and further discussions with First Albany relative to that consent, and

         WHEREAS, the members of the Board have received additional reports, both orally and in writing, and

         WHEREAS, a second meeting of the Board was commenced on April 3, 1996 to consider the issues, and

         WHEREAS, after discussion, the Board established certain parameters under which it would consider granting the requested approval, based upon and induced by the covenants and representations contained in the letters to the Board of First Albany dated March 28, 1996 and April 3, 1996, at a Special Meeting of the Board of Directors, at which all members were present, in person, or by telephonic device in accordance with the New York Business Corporation Law and the By-Laws of the Company, upon motion of Mr. Apkarian, seconded by Mr. Diesel, it was

         RESOLVED,   that,   based  upon  and  induced  by  the   covenants  and
representations made by First Albany in its letters dated March 28, 1996 and April 3, 1996 and, if and only if the letter dated April 3, 1996 is amended and delivered to the Board in the form attached hereto as Exhibit "A" within seven
(7) calendar days from the date of this Resolution, the purchase of Stock and Debt by First Albany is approved.

         IN WITNESS WHEREOF, I have hereunto subscribed my signature and have affixed the seal of the Corporation this 11th day of April, 1996.



                                       /s/ M. Sheila Lamb
                                           M. Sheila Lamb
                                           Assistant Secretary
                                           Mechanical Technology Incorporated

EXHIBIT "A"

DATE ____________________


Dear Member of the Board:

                  This letter is intended to be read in context with our letters of March 28, 1996 to the Board of Directors of MTI and Mr. Dennis O'Connor; and is further intended to clarify First Albany's intentions and plans as presented at the meeting with the Board of Directors of MTI on March 28, 1996; and to respond to concerns which have been expressed to us since that time.

                  Accordingly, First Albany represents and reiterates that:

         1. It is our intention to acquire the referenced shares of MTI common stock and the Claim Participation Agreement for the purposes of investments to be held in our corporate account. It is further our intention to assist in the recapitalization of MTI in order to preserve and enhance the economic benefits it brings to the capital region. Such a recapitalization has been and remains a publicly stated objective of MTI's management and presumably its Board of Directors.

         It is not our intention to enter into any transations with the Company other than to negotiate a restructuring or refinancing of the Claim Participation Agreement as referenced below. Specifically, First Albany shall not (a) merge with the Company, or cause the Company to merge or to be merged with any of its subsidiaries or affiliates; (b) cause the consolidation of the Company into First Albany or any of its subsidiaries or affiliates; or (c) participate as a principal in the sale or lease of greater than ten percent of the assets of the Company.

         2. Should the Company and the Board of Directors determine that a pre-emptive rights offering is in the best interests of the Company and its shareholders in connection with a conversion of the Claim Participation Agreement to equity or the offer of additional common stock of the Company in a private placement to accredited investors, First Albany shall either abstain or recuse itself from any vote of shareholders or, should we be represented on the Board of Directors, any vote of the directors, on such an issue.

         3. With respect to negotiations and discussions concerning restructuring of the debt evidenced by the Claim Participation Agreement, First Albany shall consider certain options, to include, but not be limited to: (a) restructuring of the debt on terms and conditions more favorable than currently exist pursuant to the Claim Participation Agreement as amended and on terms and conditions that are at least comparable to those existing in the marketplace at the time of the restructuring: (b) conversion of

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the conditions that are at least comparable to those existing in the marketplace at the time of the restructuring: (b) conversion of the debt to preferred stock;
(c) conversion of the debt to common stock provided, however, that the per share price of such stock shall not be less than $1.50 per share; (d) some combination of the options that the Company or the Board may present for consideration by First Albany. Any agreement as to the restructuring of the Debt shall be subject to the approval by a majority of disinterested directors of the Board.

         4. First Albany shall propose that approximately $2 million in equity be raised pursuant to a private placement to not more than 30 accredited investors. First Albany is aware of a significant level of interest in such a private placement and is prepared to move ahead to solicit such investors immediately upon an agreement with the Board of Directors on the terms, conditions and pricing of such an offering. Such proposal shall be subject to approval by a majority of disinterested directors of the Board.

         We believe the foregoing representations should convince the Board that approval of First Albany's contemplated stock and debt acquisition, pursuant to
Section 912 of the Business Corporation Law, is in the best interests of the Company. Furthermore, upon receipt of your approval, we are prepared to begin discussions and serious negotiations immediately with the Board or its management designees to accomplish the objectives and representations stated.

         We look forward to your prompt request [N.B. probably should read "response"] and remain available to meet with you to answer any additional questions.

Sincerely,



George C. McNamee
Chairman

              MECHANICAL TECHNOLOGY INCORPORATED IRREVOCABLE PROXY

     The undersigned agrees to, and hereby grants to First Albany Companies, Inc. ("First Albany"), and any representatives thereof, an irrevocable proxy pursuant to the provisions of Section 609 of the New York Business Corporation Law, to vote, or to execute and deliver written consents orble otherwise act with respect to, all shares of capital stock (the "Stock") of Mechanical Technology Incorporated (the "Corporation") now owned or hereafter acquired by the undersigned as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a New York corporation in connection with the election of directors of the Corporation and as to any other matters on which the undersigned might be able to vote as a shareholder of the Corporation. The undersigned hereby affirms that this proxy is given as a condition of entering into that Certain Agreement to Purchase Stock and Debt, dated as of April 12, 1996 ("Purchase Agreement"), among the New York State Superintendent of Insurance as Liquidator of United Community Insurance Company ("UCIC"), UCIC and First Albany and as such is coupled with an interest and is irrevocable. It is further understood by the undersigned that this proxy may be exercised by First Albany and any representatives thereof for the period beginning the date hereof and ending on the day immediately proceeding the Corporation's 1997 annual stockholder's meeting, unless sooner terminated in accordance with the provisions of said Purchase Agreement. THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

Dated this _____ day of April, 1996



                       UNITED COMMUNITY INSURANCE COMPANY




                       BY:



                       NEW YORK STATE SUPERINTENDENT OF INSURANCE            AS
                       LIQUIDATOR OF UNITED COMMUNITY INSURANCE COMPANY




                       BY:





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